FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 18, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____       No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated May 18, 2016 – ARM Acquires Apical – a Global Leader in Imaging and Embedded Computer Vision

Item 1

18 May 2016

ARM Acquires Apical – a Global Leader in Imaging and Embedded Computer Vision

Highlights:

•	ARM has acquired the entire share capital of Apical Limited (“Apical”), a global leader in imaging and embedded computer vision intellectual property (IP) products
•	The acquisition accelerates the ARM ecosystem’s growth into new markets such as connected vehicles, robotics, smart cities, security systems, industrial/retail applications and Internet of Things devices
•	Apical technology extends ARM’s product portfolio in existing markets such as smartphones and cameras.

Cambridge, UK, May 18, 2016 – ARM has acquired Apical, a global leader in imaging and embedded computer vision technology that will allow next generation devices to understand and act intelligently on information from their environment. Apical is one of the UK’s fastest-growing technology companies* and its advanced imaging products are used in more than 1.5 billion smartphones and approximately 300 million other consumer/industrial devices including IP cameras, digital stills cameras and tablets.

The acquisition, closed** for a cash consideration of $350 million, supports ARM’s long term growth strategy by enabling new imaging products for next generation vehicles, security systems, robotics, mobile and any consumer, smart building, industrial or retail application where intelligent image processing is needed. Apical’s technology will complement the ARM® Mali™ graphics, display and video processor roadmap with products including:

Spirit™: A power-efficient computer vision technology, Spirit gives ARM and its partners the ability to address opportunities anywhere that advanced image computing can deliver innovation. It comprises dedicated silicon IP blocks that deliver an on-chip computer vision capability by converting raw sensor data or video into a machine-readable representation of an image.

Assertive Display®: Based on more than a decade’s research into human vision, Assertive Display enables screens to adapt to changes in light by overcoming brightness limitations while reducing power consumption.

Assertive Camera™: Configured as a range of image signal processors (ISPs) and software packages, Assertive Camera delivers advances in performance including high dynamic range, noise reduction and color management.

“Computer vision is in the early stages of development and the world of devices powered by this exciting technology can only grow from here,” said Simon Segars, CEO, ARM. “Apical is at the forefront of embedded computer vision technology, building on its leadership in imaging products that already enable intelligent devices to deliver amazing new user experiences. The ARM partnership is solving the technical challenges of next generation products such as driverless cars and sophisticated security systems. These solutions rely on the creation of dedicated image computing solutions and Apical’s technologies will play a crucial role in their delivery.”

Apical is a highly successful imaging technology IP business founded in 2002 that employs approximately 100 people, mainly at a research and development centre in Loughborough, UK. Its technology has shipped in more than 1.5 billion smartphones, including top-selling premium handsets.

“Apical has led the way with new imaging technologies based on extensive research into human vision and visual processing,” said Michael Tusch, CEO and founder, Apical. “The products developed by Apical already enable cameras to understand their environment and to act on the most relevant information by employing intelligent processing. These technologies will advance as part of ARM, driving value for its partners as they push deeper into markets where visual computing will deliver a transformation in device capabilities and the way humans interact with machines.”

ARM evolved from the need to bring flexible and energy-efficient processing to a range of applications. Some 25 years and more than 86 billion ARM-based silicon chips later, the company’s technology now reaches 80 per cent of the global population. Alongside its ARM Cortex® processors, ARM licenses Mali graphics, video and display processors. In 2015 Mali graphics processors became the world’s most shipped IP graphics core.

*The Sunday Times' Tech Track 100 fastest-growing UK technology companies 2015.

**The acquisition closed on 17 May, 2016.

For more information on Apical: http://www.apical.co.uk/

Ends

Multimedia Downloads:

Available from alexandra.harrod@arm.com

Contacts

Andy Winstanley	+44 1223 405244/ +44 7788 249712
Director of PR, US & EMEA, ARM	andy.winstanley@arm.com

Sarah West/Ambre Tanty-Lamothe	+44 207 404 5959
Brunswick

Ian Thornton/Phil Sparks	+44 1223 400400
ARM Investor Relations

About ARM
ARM (LSE: ARM, NASDAQ: ARMH.US) designs technology at the heart of the World's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 86 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2016

ARM HOLDINGS PLC.

By:	/s/ Chris Kennedy
Name: Chris Kennedy
Title: Chief Financial Officer